SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.    Press Release dated May 17, 2010 re TAT Technologies Reporting First Quarter of Year 2010 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2010 First Quarter Results

Monday, May 17, 2010 15:00 pm ET

GEDERA, Israel, May 12 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month period ended March 31, 2010.

Financial Highlights:

TAT announced revenues of $18.4 million and a net income of $0.7 million for the three months ended March 31, 2010 compared to revenues of $24.5 million with net income of $1.1 million for the three months ended March 31, 2009.

During the first quarter of 2010 revenues were impacted by (i) The contribution of the Parts services operations to First Aviation Services, Inc. (“FAvS”, see ‘Other Highlights’ below); (ii) higher levels of revenues compared to the first quarter of 2009, in the OEM of Heat Transfer Products operations in Israel; (iii) a decline in revenues in the OEM of Electric Motion Systems operations in Israel following the completion of a one-time project from year 2008 through the first quarter of 2009; and (iv) similar level of revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below) despite the weakness in the U.S aviation industry. Total decrease in revenues was 25%.

Revenue breakdown by the three (four during year 2009) principal operational segments for the three-month period ended March 31, 2010 and 2009, respectively, was as follows:

	Three Months Ended March 31.
	2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
MRO services *	$8,954	48.7%	$11,484	46.8%
OEM of Heat Transfer products	8,900	48.5%	7,680	31.3%
Parts services **	--	-%	2,637	10.7%
OEM of Electric Motion Systems	1,945	10.6%	3,736	15.2%
Eliminations	(1,432)	(7.8)%	(994)	(4.0)%
Total revenues	$18,367	100.00%	$24,543	100.00%

* Includes MRO services for Propellers only for the first quarter of year 2009 in the amount of $2,391. On December 4, 2009 this product line was contributed to FAvS.

** Includes results only for the first quarter of year 2009 in the amount of $2,637. On December 4, 2009 this operational segment was contributed to FAvS.

The 30% decrease in net income for the three month period ended March 31, 2010 compared with the three month period ended March 31, 2009, is primarily attributable to the decrease in operating income of our US based subsidiary, Limco-Piedmont, due to the weakness in the U.S aviation industry, partially offset by decrease in finance expenses and in income taxes, as well as by net income of our 37% held related company FAvS for the three month period ended March 31, 2010.

Other Highlights :

On December 4, 2009 the transaction between TAT’s subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”), and FAvS was consummated.  In connection with the transaction, among other things, Piedmont acquired  37% of FAvS Common stock and $750,000 of its Ppreferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services.  FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, FAvS acquired all of the assets of Kelly Aerospace Turbine Rotables (“KATR”), a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont agreed to provide an up to 2 year guaranty of $7 million of the debt incurred by FAvS in connection with the KATR acquisition. TAT recorded a capital gain of $4.4 for the transaction.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The first quarter of year 2010 was a challenging period for TAT and the whole Aviation industry. We used this period to complete reorganization steps in our U.S. operations already initiated during year 2009. We continued our lean manufacturing initiatives, improved our yields and effected additional management changes, including strengthening our marketing team.  We are focusing on our core capabilities while continue to invest in expanding our business offerings worldwide. We also benefited from a very satisfying quarter of FAvS, our 37% held related company, and are very encouraged by the on-going cooperation as well as by the potential of leveraging FAvS’s global presence and distribution channels. Our goal is to be a leader in MRO and OEM products for the commercial and military aerospace and ground defense industries. We believe that with the latest strategic steps that we took, TAT will grow its business during the remaining part of 2010 as well as expand its global outreach”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	March 31,	March 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$25,874	$21,091
Marketable securities	2,934	22,309
Restricted deposit	5,065	1,510
Trade accounts receivable (net of allowance for doubtful accounts of $2,411 and $176 at March 31, 2010 and March 31, 2009, respectively)	16,171	19,569
Inventories	34,478	34,579
Other accounts receivable and prepaid expenses	8,229	5,617

Total current assets	92,751	104,675

Investment in affiliate	9,105	-
Funds in respect of employee right upon retirement	2,681	3,764
Long-term deferred tax	158	--
Property, plant and equipment, net	14,202	14,905
Intangible assets, net	2,801	1,946
Goodwill	5,296	5,764

Total assets	$126,994	$131,054

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	1,828	138
Trade accounts payables	7,935	8,437
Dividends payable	--	4,463
Other accounts payable and accrued expenses	5,260	5,941

Total current liabilities	15,023	18,979

LONG-TERM LIABILITIES:
Fair value of Call options to minority	--	--
Long-term loans, net of current maturities	7,300	6,385
Liability in respect of employee rights upon retirement	3,227	4,359
Long-term deferred tax liability	2,905	1,024

	13,432	11,768

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 Shares at March, 2010 and 2009; issued and outstanding 8,815,003 Shares at March 31, 2010 and 6,548,021 shares at March 31, 2009,	2,790	2,204
Additional paid-in capital	55,882	39,667
Accumulated other comprehensive income (loss)	7,717	(1,918)
Treasury stock, at cost, 258,040 shares at March 31, 2010	(2,018)	(26)
Retained earnings	31,385	32,614
Total shareholders equity	95,756	72,541
Noncontrolling interest	2,783	27,766

Total equity	98,539	100,307

Total liabilities and equity	$126,994	$131,054

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended
	March 31,
	2010	2009
Revenues:
MRO services	$8,954	$11,484
OEM - Heat Transfer products	8,900	7,680
OEM - Electric Motion Systems	1,945	3,736
Parts services	-	2,637
Eliminations	(1,432)	(994)
	18,367	24,543

Cost and operating expenses:
MRO services	8,042	9,493
OEM - Heat Transfer products	5,961	4,992
OEM - Electric Motion Systems	1,528	2,340
Parts services	-	2,040
Eliminations	(1,202)	(759)
	14,329	18,106
Gross Profit	4,038	6,437

Research and development costs	141	165
Selling and marketing expenses	706	879
General and administrative expenses	2,591	2,943
	3,438	3,987
Operating income	600	2,450

Financial expense	(388)	(1,144)
Financial income	341	640

Income before income taxes	553	1,946

Income taxes	26	741

Net income	527	1,205
Equity in earning of affiliate	206	-
less: Net loss (income) attributable to noncontrolling interest	5	(147)
Net income attributable to controlling interest	$738	$1,058

Basic net income per share attributable to controlling interest	$0.08	$0.16
Diluted net income per share attributable to controlling interest	$0.08	$0.16

Weighted average number of shares - basic	8,815,003	6,552,671
Weighted average number of shares – diluted	8,818,616	6,552,671

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services. Until December 4, 2009 TAT also operated a fourth operational segment, Parts services, which was contributed to FAvS as part of the transaction described above under ‘Other Highlights’.

OEM of Heat Transfer products primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

MRO services include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs and Landing Gear. TAT’s Limco and Piedmont subsidiaries operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

The Parts segment, operated until  December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. TAT offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009 TAT sold its parts segment to FAvS (See “Other Highlights”).

Three Months ended March 31, 2010 compared with three months ended March 31, 2009

Revenues. Total revenues for the three months ended March 31, 2010 were $18.4 million compared to $24.5 million for the three months ended March 31, 2009, a decrease of 25%. This reflects (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ above); (ii) higher levels of revenues compared to the first quarter of 2009, in the OEM of Heat Transfer Products operations in Israel; (iii) a decline in revenues in the OEM of Electric Motion Systems operations in Israel following the completion of a one-time project from year 2008 through the first quarter of 2009; and (iv) similar level of revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ above) despite the weakness in the U.S aviation industry.

Cost of revenues. Cost of revenues were $14.3 million for the three months ended March 31, 2010 compared to $18.1 million for the three months ended March 31, 2009, a decrease of 21%. The decrease in cost of revenues was primarily attributable to the decreased revenues. Cost of revenues as a percentage of revenues increased to 77.7% in the three months ended March 31, 2010, compared to 73.8% for the three months ended March 31, 2009, primarily attributable to the product mix with lower margin products sold during this quarter and to the higher rate of fixed costs on our revenues.

Research and development. Research and Development expenses were $0.1 million for the three months ended March 31, 2010, similar to $0.2 million for the three months ended March 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 0.1% in each three-month period.

Selling and marketing expenses. Selling and marketing expenses were $0.7 million for the three months ended March 31, 2010, compared to $0.9 million for the three months ended March 31, 2009, a decrease of 20% primarily attributable to more efficient selling and marketing operations in Israel and the U.S. Selling and marketing expenses as a percentage of revenues were 3.8% for the three months ended March 31, 2010, similar to 3.6% for the three months ended March 31, 2009.

General and administrative expenses. General and administrative expenses were $2.6 million for the three months ended March 31, 2010, compared to $2.9 million for the three months ended March 31, 2009, a decrease of 12%. The decrease in general and administrative expenses was primarily attributable to decreased cost of payroll and professional services resulting from the fact that our US subsidiary, Limco-Piedmont, ceased from being publicly traded commencing July 2009. General and administrative expenses as a percentage of revenues increased to 14.1% for the three months ended March 31, 2010 from 12.0% for the three months ended March 31, 2009.

Operating income. TAT reported an operating income of $0.6 million for the three months ended March 31, 2010 compared to $2.5 million for the three months ended March 31, 2009, a decrease of 76%. The decrease in operating income compared to the first quarter in 2009, was attributable to the decreased revenues due to the reasons mentioned above, as well as decreased gross margins in our U.S and Israel operations, off-set by lower operational expenses.

Financial expense. Financial expense for the three months ended March 31, 2010 was $0.4 million, compared to $1.1 million for the three months ended March 31, 2009. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. Financial expense during the previous year’s quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, interest payments on long-term loans and change in the fair value of unrealized forward transactions losses as of the quarter’s end.

Financial income. Financial income for the three months ended March 31, 2010 was $0.3 million compared to $0.6 million for the three months ended March 31, 2009. Financial income during the quarter primarily resulted from exchange rates between the U.S. dollar and the Israeli Shekel, to interest received for short-term investments and to change in the fair value of unrealized forward transactions gains as of quarter’s end. Financial income during the previous year’s quarter primarily resulted from changes in the exchange rate between the U.S. dollar and interest received for short-term investments.

Taxes. Total tax expense for the three months ended March 31, 2010 were immaterial, compared to $0.7 million for the three months ended March 31, 2009. The decrease in tax expense for the three months ended March 31, 2010 is attributable to reduced statutory taxes for the OEM operations in Israel as well as to reduction of income before tax in the U.S operations.

Share in Results of Related Company. TAT recognized income of $0.2 million from its 37% interest in FAvS’s results for the three months ended March 31, 2010. TAT didn’t have any interest in related companies in previous period.

Net income (loss) attributable to noncontrolling interest. TAT recognized an immaterial loss attributable to noncontrolling interest for the three months ended March 31, 2010 compared to $0.1 million of recognized income attributable to noncontrolling interest for the three months ended March 31, 2009, primarily related to our then held of 62% Limco-Piedmont subsidiary.

Net income attributable to controlling interest. TAT recognized a net income of $ 0.7 million for the three months ended March 31, 2010 compared to net income of $1.1 million for the three months ended March 31, 2009.

Liquidity and Capital Resources

As of March 31, 2010 TAT had cash and cash equivalents and short-term deposits of $25.9, short term investments and marketable securities of $2.9 million and restricted cash of $5 million which equal $33.9 million of financial assets, compared with cash and cash equivalents and short-term deposits of $25.6, short term investments of $2.9 million and restricted cash of $5 million which equal $33.5 million as of December 31, 2009; and compared with cash and cash equivalents and short-term deposits of $21.1 million, short term investments of $22.3 million and restricted cash of $1.5 million which equal $44.9 million as of March 31, 2009.

As of March 31, 2010, Limco utilized $1.5 million of a credit facility signed with a U.S. bank for borrowings of up to $15 million under certain conditions.

Seasonality

None

Subsequent Event

In April 2010, the Company was notified by FAvS that one of the customers of the propeller MRO business which had been contributed to FAvS by Piedmont (see “Other Highlights”) was requesting reimbursement for damages purportedly caused to certain propellers.  FAvS in turn advised the Company that it wanted the Company to reimburse it for any liability FAvS might incur to such customer.  The controversy is in its early stage and it is unclear at this point what liability, if any, the Company might eventually incur.  As of the date hereof, the Company has provided a reserve of $350,000 with respect to this potential expense.

*  *  *  *  *

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact:
Miri Segal-Scharia MS-IR LLC Tel:1-917-607-8654 msegal@ms-ir.com	Yaron Shalem – CFO TAT Technologies Ltd Tel: 972-8-862-8500 yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger.  These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations.   Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations,  and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: May 17, 2010